EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

02045031

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

JUNE 27, 2002

Embratel Holding Company

(Translation of registrant's name into English)

SCN-Quadra CN2, Lote F, 2° Andar, Sala 204,
Brasília-DF, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes ___ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] N/A

CRGG

EMBRATEL HOLDING COMPANY

TABLE OF CONTENTS

Item 1

Embratel
Participações S.A.

Investor Relations
Embratel Participações S.A.
[letterhead]

CT.VPF-007/02

Rio de Janeiro, 12 June 2002

Securities Commission (CVM)
Company Relations Superintendancy
Rua Sete de Setembro 111 - Protocolo
Rio de Janeiro - RJ

Attn: Mr. [sic] Elizabeth Lopez Rios Machado

[stamp:]
Securities Commission
CVM/main office/RJ

Re: Change of auditor

Dear Sirs:

Embratel Participações S.A., a publicly traded company with its main office in Rio de Janeiro - RJ, listed with the CNPJ as No. 02.558.124/0001-12, in accordance with the provisions of Art. 28 of CVM Instruction No. 308, of 14 May 1999, is notifying the CVM of a change in its outside auditors by resolution of its Board on 10 June 2002.

Accordingly, as of the above-mentioned resolution, the independent auditing firm Arthur Andersen S/C, responsible up to this time for the independent auditing of Embratel Participações S.A., shall be replaced by the firm of Deloitte Touche Tohmatsu Auditores Independentes.

The change in auditors is due exclusively to the impossibility of Arthur Andersen S/C continuing to assume the responsibility for the auditing opinion as to the accounting statements of this company for use on all the capital markets where the shares of Embratel Participações S.A. are traded.

Sincerely,

[signature]
Jose Maria Zubiria Macheo
Director of Investor Relations

Agreed:

[signature]
Arthur Andersen S/C
Francisco Papellas Jr.
CRC-SP127815/O-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Embratel Holding Company

Date:

By: ____________________
Name: Daniel Eldon Crawford
Title: President